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                             April 28, 2022

       Joshua B. Goldstein
       General Counsel and Secretary
       Masterworks 108, LLC
       225 Liberty St. 29th Floor
       New York, New York 10281

                                                        Re: Masterworks 108,
LLC
                                                            Offering Statement
on Form 1-A
                                                            Filed February 24,
2022
                                                            File No. 024-11812

       Dear Mr. Goldstein:

              We have reviewed your offering statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response. After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments.

       Offering Statement on Form 1-A Filed February 24, 2022

       General

   1. Please explain the organizational structure with respect to the Masterworks employees that are also deemed to be
associated persons of Arete RIA, including the compensation
                                                        structure of such
individuals (including whether any component of such compensation is directly or indirectly
linked to the sale of Masterwork or other securities) and under what circumstances such
individuals will be paid directly or indirectly by Masterworks.
   2. Please describe the specific investment advisory services that will be provided by the team of investment adviser
representatives who are employees of Masterworks and associated persons of Arete RIA.
   3. Please tell us how the duty of care owed under the Investment Advisers Act of 1940 is satisfied under this
arrangement.
 Joshua B. Goldstein
Masterworks 108, LLC
April 28, 2022
Page 2
4. Please explain whether you believe the arrangement with Arete RIA outlined above would cause Masterworks to be required to register as an investment adviser, broker and/or dealer. In your response, please provide detailed legal analysis, including citations to applicable statutes, regulations or other authority.
5. We note the Net Annualized Track Record metric you include on the landing page of the
         Masterworks website reflects Masterworks    internal estimate of the
performance of the
         overall Masterworks portfolio from September 27, 2019 through December 31, 2021, giving equal weighting to each offering. We also note that the landing page of the
         Masterworks website has been filed as Exhibit 13.1 to this Form 1-A as solicitation of interest materials under Regulation A. Given that investors in your offerings invest in shares of singular Masterworks entities, please tell us why it is appropriate to include a metric that aggregates all Masterworks entities. In addition, please tell us why it is appropriate to rely on Masterworks' internal appraisal estimates of its own portfolio.
         Alternatively, please revise the landing page of the Masterworks website to remove this metric.
6. Please note that we are considering your disclosure regarding certain broker-dealer representatives of the Underwriters that are exclusively dedicated to the sale of
         Masterworks financial products and may have further comments.
        We will consider qualifying your offering statement at your request. If a participant in your offering is required to clear its compensation arrangements with FINRA, please have
FINRA advise us that it has no objections to the compensation arrangements prior to qualification.

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff. We also remind you that, following qualification of your Form 1-A, Rule 257 of Regulation A requires you to file periodic and current reports, including a Form 1-K which will be due within 120 calendar days after the end of the fiscal year covered by the report.

       Please contact Taylor Beech at 202-551-4515 or Donald Field at 202-551-3680 with any questions.



FirstName LastNameJoshua B. Goldstein                         Sincerely,
Comapany NameMasterworks 108, LLC
                                                              Division of
Corporation Finance
April 28, 2022 Page 2                                         Office of Trade &
Services
FirstName LastName